November 5, 2012

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Brinx Resources Ltd. (the “Company”)
Form 10-K for the Fiscal Year ended October 31, 2011
Filed on February 14, 2012
File No. 333-102441

Dear Mr. Hiller:

This letter responds to the additional comments of the Staff issued in its letter dated October 23, 2012.  The Staff’s additional comments are set forth below, together with the Company’s responses.

Form 10-K for the Fiscal Year ended October 31, 2011

Properties, page 8

Unaudited Oil and Gas Reserve Quantities, page 13

1.
The third party engineer reports you intend to file as exhibits with your amendment to the Form 10-K in response to prior comment one do not include all of the information prescribed in Item 1202(a)(8) of Regulation S-K. Specifically, the reports must state the portion of total reserves covered by each report. That is, the percentage of the total reserves reviewed in connection with the preparation of each report. In addition, the engineers must state in their reports that the assumptions, data, methods and procedures used were appropriate for the purpose served by the reports as well as state that they used all methods and procedures as they considered necessary under the circumstances to prepare the reports. Please ask the third party engineers to revise their reports accordingly, or explain the reasons if they are unable to make these assertions.

Response:   The reports from J.L. Thomas Engineering, Inc. and Harper & Associates, Inc., attached as Exhibit 1 and Exhibit 2, respectively, to this letter have been revised as requested.   They will be filed as exhibits 99.1 and 99.2, respectively, to the 10-K amendment.

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
November 5, 2012

2.
As requested in prior comment two please disclose the qualifications of the technical persons primarily responsible for overseeing the preparation of your reserves estimates at J.L. Thomas Engineering, Inc. to comply with Item 1202(a)(7) of Regulation S-K. This information may be included in the Form 10-K under the heading “Internal Controls Over Preparation of Proved Reserve Estimates” or in the J.L. Thomas Engineering, Inc. report.

Response:  The report from J.L. Thomas Engineering, Inc. has been revised to include these qualifications.  See page 2 of Exhibit 1.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay Chu Fong

Fay Chu Fong

Enclosures

Cc:	Brinx Resources Ltd.
Kulwant Sandher

Exhibit 1

November 20, 2011

Mr. Lee Halterman
Brinx Resources Ltd.
820 Piedra Vista NE
Albuquerque, NM 87123

Dear Mr. Halterman

J. L. Thomas Engineering, Inc., has been retained to conduct a reserve estimate of recoverable reserves for Dye Estate #1-10, KC 80 #1-11, Kodesh 2, Taylor 1-15 and the Williams 4-10  properties in Oklahoma .The proportion of  company’s reserves this report reflects is  20%.  Attached are the reserve estimates to the best of our professional judgment.

The total net reserves are defined as those crude oil, condensate, and natural gas reserves for Brinx Resources Ltd. interest. The proved reserves conform with these classifications defined by the Security and Exchange Commission as shown below:

          “Proved Developed” reserves are those quantities of crude oil, condensate, and natural gas which can be expected to be recovered in future years through existing wells under existing economic and operating methods.

          “Proved Developed Producing” reserves are expected to be produced from existing completion intervals now open for production in existing wells.

As of November 01, 2011, the net proved reserves for these properties were estimated as shown below . Also, utilizing economic analysis cash flows of predicted future performance for each well, it has been estimated that the production of these reserves will generate the following income.

	MCF	BBL	Future Net Income $	Of Future Net Income Discounted @ 10%
Dye Estate 1-10	7019.26	0	10878.7	8837.17
KC 80 1-11	10770.65	718.05	62848.04	49364.26
Kodesh 2	6169.94	1077.07	70409.98	54925.81
Taylor 1-15	21573.8	647.27	97529.37	73617.21
Williams 4-10	68127.41	686.97	229994.13	157718.95
	112661.06	3129.36	471660.22	344463.4

Pursuant to your instructions, the current price used was the average of the prices of product taken on the first day of the month during the fiscal year .  Future net income is after deducting the estimated operating expenses, production taxes, but before Federal income taxes.

       *   All Wells:      $92.841/BBL     $4.10    2011
*   Thereafter 0% Escalation to Life

Operating expenses were held constant and represent field level operating costs and administrative overhead.  The salvage values were considered to be equal to the plugging and abandonment costs.

J. L. Thomas Engineering, Inc. has examined 5 Proved Developed Producing properties with a total value of $344,463.40 (DCF @ 10%).

All oil reserves are expressed in United States barrels of 42 gallons, and natural gas reserves are expressed in thousand standard cubic feet (MCF) at the contractual pressure and temperature bases.

All information pertaining to the character of ownership of Brinx Resources Ltd in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from the operator, public sources and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience. The assumptions, data, methods and procedures used were appropriate for the purpose served by the reports and we used all methods and procedures as we considered necessary under the circumstances to prepare the reports.

The proved reserves presented in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental polices and uncertainties of supply and demand, the product prices and the costs incurred in recovering these reserves may vary from the price and cost assumptions in this report. In any case, quantities of proved and possible reserves may increase or decrease as a result of future operations.

I, Jack L. Thomas ,PE # 17165, a consulting Professional Petroleum Engineer, with an office at 701 W. Hefner, Oklahoma City, OK 73114, hereby certify:  That since 1985 I have been president of J. L. Thomas  Engineering, Inc., PE # 113,  and that I did prepare this SEC reserve report. That I graduated in 1982 with an BS in Petroleum Engineering from Oklahoma University. I have practiced in the State of Oklahoma for thirty years. I am a independent engineer contracted to review certain leases of Brinx in Oklahoma. I have no direct or indirect interest in the outcome from this report.

Sincerely,

J.L. Thomas Engineering, Inc.

/s/ Jack L. Thomas, P.E.

Jack L. Thomas, P.E.

Exhibit 2

HARPER & ASSOCIATES, INC.
CONSULTANTS AT OIL AND GAS TECHNOLOGY
6815 MANHATTAN BLVD.
SUITE 201
FORT WORTH, TEXAS 76120

G. MICHAEL HARPER	(817) 457-9555
PRESIDENT	(FAX) (817 457-9569
www.harper-associates.com	m@harper-associates.com

October 31, 2012

Brinx Resources, LTD
820 Piedra Vista Rd., NE
Albuquerque, NM 87123

Re:	SEC Reserve Evaluation
Brinx Resources, LTD Interests
Oklahoma Properties
As of November 1, 2011

Dear Sir:

Petroleum reserves for certain properties of Brinx Resources, LTD (“Brinx”) were determined and economic forecasts prepared for the working interests of Brinx.  The properties are located in Garvin County, Oklahoma.  Net Oklahoma reserves herein represent an 80 percent proportion of Brinx total reserves.  The assumptions, data, methods and procedures used were appropriate for the purpose served by the reports and we used all methods and procedures as we considered necessary under the circumstances to prepare the reports.

The reserve estimations comply with the definitions of the U.S. Security Exchange Commission.  Reserves are classified as proved developed producing (“PDP”), behind-pipe (“PBP”) and undeveloped (“PUD”).  Proved reserves are those reported where the level of certainty is at least 90 percent probable that the quantities actually recovered will equal or exceed the estimates reserves under the specific prices herein.  Probable behind-pipe (“PrBP”) reserves are reported herein also where the level of certainty is at least 50 percent probable that the quantities actually recovered will equal or exceed the estimates reserves under the specific prices herein.  Those quantities were determined using all geologic and engineering methods and procedures as considered necessary under the circumstances to prepare the report.  All assumptions, lease descriptions and holdings, ownership, historical prices, operating lease cost, well planned investments and past production were appropriately presented by Brinx.

For the evaluation, the table below summarizes net proved reserves and cumulative future cash flow (before U.S. federal income tax), undiscounted and discounted at 10 percent per year.
RESERVE SUMMARY
PROVED	PDP	PBP	PUD	PrBP	TOTAL
Completions	10	2	1	1	14
Net Oil, Bbls.	29,370	4,470	1,830	2,190	37,860
Net Gas, MCF	5200	6,640	1,200	650	13,690

Revenue ($)
-Oil	2,605,960	396,590	162,420	194,150	3,359,120
Gas	31,810	38,370	6,970	3,800	80,950
Total	2,637,770	434,960	169,390	197,950	3,440,070

Operating Expense ($)	416,010	102,980	49,240	44,600	612,830

ProductionTaxes ($)	187,150	30,860	12,020	14,050	244,080

Investments ($)		8,750	45,000	7,500	61,250

Future Cum Net Income ($)	2,034,610	292,370	63,130	131,810	2,521,920

Future Cum Net Income @ 10% DF ($)	1,409,420	118,070	33,130	24,800	1,585,420

Brinx Resources, LTD
SEC Reserve Evaluation
As Of November 1, 2011
October 31, 2012

Reserves and economic results for each reserve class are attached, along with a one-line summary.  Individual well reserves are presented herein.   Reserve class and well performance graphs are enclosed.

Price/Cost Parameters.  Oil, condensate, NGL and gas revenue is based on the average prices for last 12 months for each lease and no escalation.  BTU content, fuel and shrinkage for gas production and the quality of oil production are considered.

Expenses are based on the well operating costs from November 2010 through October 2011.  Expenses are recurring monthly values including G&A.  Operating expenses and investments are not escalated.  Production severance taxes are deducted from revenue.

ASSUMPTIONS

No consideration was given to possible changes in operating conditions or actions of governmental regulatory agencies affecting prices.  Interests were accepted as represented.  Discount factors are calculated at mid-year, compounded annually, and applied to yearly lump sum revenues, expenses and investments.

DATA ACQUISITION

Brinx and operator, Ranken Energy Corporation (“Ranken”), provided well and reserve information including pressure and production data through November 2011.  Additional production information was obtained on offset wells completed in correlative geologic formations with similar production performance.  During our analysis, we were given access to data as was desired and consulted freely with Mr. James Huling, and the officers and employees of Brinx and Ranken.

An examination of the field facilities and operating procedures was not conducted in view of the available data that we had to assess and with our operational experience in Garvin County, Oklahoma.  Data used in the preparation of the evaluation was obtained from the records of the offset operators, public data, private evaluations, Ranken and Brinx.  Basic reservoir and geologic data together with engineering work will be retained on file for review by authorized personnel.

RESERVE DEFINITIONS

The determination of the reserves is based on a petroleum engineering evaluation, supported by an independent geologic interpretation that involved direct and indirect characterization and estimates of reservoir properties.  These properties are derived from data available at the time of preparation.  One should not construe that the reserve quantities are exact.  As additional data becomes available or well operating conditions change, the likely condensate or gas recovery of a reservoir may change, and consequently reserve quantities change.

Reserve estimates comply with the definitions of the U. S. Security Exchange Commission (“SEC”).  The reserves and dollars reported herein are not determined for the following purposes: 1) litigation, 2) loan basis, and 3) market value estimate.

EVALUATOR

This evaluation was conducted and/or supervised by Mr. Michael Harper, President.  He served on the Board of Directors of the SPE for the term 1986-1989.  He has practiced professional petroleum engineering for 35 years.  Before founding his consulting firm, Harper spent five years involved in condensate and gas evaluations, property appraisals and reservoir engineering with the firm of CG&A, Inc.  His engineering studies involved United States and International areas.  Previously, he had been with Placid Oil Company for 10 years.  There Harper's experience included five years working as senior reserve, production and reservoir engineer at the Placid headquarters in Dallas, Texas.  Fields studied were inland, wetlands and offshore in respective states of Alabama, Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas.  Overseas evaluations were prepared on geologic features in the North and the Mediterranean Seas.  His five years of experience, onshore and offshore, were spent in field supervision and the engineering design of workovers and drilling wells.

Brinx Resources, LTD
SEC Reserve Evaluation
As Of November 1, 2011
October 31, 2012

Harper's education was at Louisiana State University where he received Bachelor and Master of Science Degrees in Petroleum Engineering.  Academic honor societies are Pi Epsilon Tau, Tau Beta Pi and Phi Kappa Phi.  Professional engineering registrations are in Texas and Louisiana.  Memberships in professional associations at the local, state and national levels are the Society of Petroleum Engineers, the American Association of Petroleum Geologists, Society of Petroleum Evaluation Engineers and the Society of Petroleum Well Log Analysts.  Evaluation courses and seminars include geologic description of condensate and gas reservoirs, gas well performance and appraisal, computer applications and 1979 through 2001 Symposiums on Hydrocarbon Economics and Evaluation.  Mr. Harper was the 1996-1997 secretary of the Petroleum Club in Fort Worth.  He currently serves as Chairman, SPE Directors’ Club.

EVALUATOR QUALIFICATIONS

I, Michael Harper, a consulting Professional Petroleum Engineer, with an office at 6815 Manhattan Blvd. Ste 201, Fort Worth, Texas 76120, hereby certify:

1.           That I am President of Harper & Associates, Inc. and I did prepare this SEC reserve report with corresponding economic values of Brinx interests in the leases.

2.           That I graduated in Petroleum Engineering in 1966 with a Bachelor of Science degree and Master of Science degree in 1968 from Louisiana State University at Baton Rouge, Louisiana.  Academic honor societies are Pi Epsilon Tau, Tau Beta Pi and Phi Kappa Phi.

3.           That I am a registered Professional Engineer in Louisiana #13687 and Texas #34481.  That I am a certified earth scientist - SIPES #2861.  That I have thirty-two years experience in drilling, production, reservoir studies and evaluations of Canada, Mediterranean, North Sea and United States oil and gas fields.

4.           That Memberships held in professional associations: the Society of Petroleum Engineers (#070557); the American Association of Petroleum Geologists; the Society of Petroleum Well Log Analysts; the Society of Petroleum Evaluation Engineers; and the American Association of Drilling Engineers.  I served on the National Board of Directors of the Society of Petroleum Engineers for the term 1986-1989.  I served as National Director of the Society of Petroleum Evaluation Engineers for the term 2000-2003.

5.           That Principal or its employees in the firm have no direct or indirect interests, nor do they expect to receive any direct or indirect interest in the oil and gas properties reviewed nor do they have any direct or indirect interest in the properties of Brinx.

6.           That I am an independent engineer contracted to review certain leases of Brinx in Oklahoma.

7.           That I have no direct or indirect interests in the actual outcome from the reports that have been prepared for Mr. Kulwant Sandher.
Yours very truly,

/s/ G. Michael Harper

G. Michael Harper, President
HARPER & ASSOCIATES, INC.
P. E. 34481 TX